UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

DFC Global Corp

(Name of Issuer)
Common Stock

(Title of Class of Securities)
23324T107

(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23324T107	SCHEDULE 13G/A	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS Alydar Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 899,321
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 899,321
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 899,321
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.10%
12		TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 23324T107	SCHEDULE 13G/A	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS Alydar Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,280,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,280,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,280,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.66%
12		TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 23324T107	SCHEDULE 13G/A	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS John A. Murphy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,280,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,280,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,280,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.66%
12		TYPE OF REPORTING PERSON (See Instructions) HC, IN

CUSIP No. 23324T107	SCHEDULE 13G/A	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS Alysheba Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,380,679
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,380,679
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,380,679
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.56%
12		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 23324T107	SCHEDULE 13G/A	Page 6 of 10 Pages

Item 1.	(a) Name of Issuer:

DFC Global Corp

(b) Address of Issuer’s Principal Executive Offices:

1436 Lancaster Avenue

Berwyn, Pennsylvania 19312

Item 2.	(a) Name of Person Filing:

John A. Murphy, an individual, is managing member of Alydar Capital, LLC and Alydar Partners, LLC, both Delaware limited liability companies. Alydar Partners, LLC is the investment manager of Alysheba Fund Limited.1

(b) Address of Principal Business Office, or, if none, Residence:

222 Berkeley Street, 17th Floor

Boston, Massachusetts 02116

(c) Citizenship:

Alydar Capital, LLC: Delaware

Alydar Partners, LLC: Delaware

Alysheba Fund Limited: Cayman Islands

John A. Murphy: United States

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

23324T107

___________________________________________________

1 John A. Murphy disclaims beneficial ownership of the securities.

CUSIP No. 23324T107	SCHEDULE 13G/A	Page 7 of 10 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 23324T107	SCHEDULE 13G/A	Page 8 of 10 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Alydar Capital, LLC: 899,321 shares

Alydar Partners, LLC: 3,280,000 shares

John A. Murphy2: 3,280,000 shares

Alysheba Fund Limited: 2,380,679 shares

(b) Percent of class:

Alydar Capital, LLC: 2.10%

Alydar Partners, LLC and John A. Murphy: 7.66%

Alysheba Fund Limited: 5.56%

(c) Number of shares as to which the person has:

Alydar Capital, LLC

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 899,321

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 899,321

Alydar Partners, LLC and John A. Murphy

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 3,280,000

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 3,280,000

Alysheba Fund Limited

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,380,679

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,380,679

___________________________________________________

2 John A. Murphy disclaims beneficial ownership in the securities.

CUSIP No. 23324T107	SCHEDULE 13G/A	Page 9 of 10 Pages

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect

CUSIP No. 23324T107	SCHEDULE 13G/A	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

Alydar Capital, LLC
By: Paul J. Pitts

/s/ Paul J. Pitts
Name:	Paul J. Pitts
Title:	Attorney-in-Fact for John A. Murphy, its Manager

Alydar Partners, LLC
By: Paul J. Pitts

/s/ Paul J. Pitts
Name:	Paul J. Pitts
Title:	Attorney-in-Fact for John A. Murphy, its Manager

Alybesha Fund Limited
By: Paul J. Pitts

/s/ Paul J. Pitts
Name:	Paul J. Pitts
Title:	Attorney-in-Fact for John A. Murphy, its Director

John A. Murphy

/s/ Paul J. Pitts
Title:	Attorney-in-Fact for John A. Murphy